UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-42098

JIADE LIMITED

Unit 2-02, Puningdun Business Plaza, No. 1702 and 1706 Minjiang Road
Jinjiang District, Chengdu City, Sichuan Province
The People’s Republic of China, 610000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry into Equity Transfer Agreements Regarding the Acquisitions of Sichuan Kunyuan Safety Technology Services Co., Ltd. and Sichuan Jiazhi Taizhang Safety Technology Co., Ltd.

On December 24, 2024, Sichuan Jiade Zhigao Technology Co., Ltd., a limited liability company organized under the laws of the PRC (“Jiade Zhigao”), which is a PRC subsidiary of JIADE LIMITED, a Cayman Islands company (the “Company”), entered into an equity transfer agreement (the “Kunyuan Agreement”) with Chengdu Meirusi Technology Co., Ltd. (“Meirusi”), which is a PRC limited liability company holding 75% of the equity interests in Sichuan Kunyuan Safety Technology Services Co., Ltd. (“Kunyuan”). Pursuant to the Kunyuan Agreement, Jiade Zhigao agreed to acquire 75% of the equity interests in Kunyuan from Meirusi (the “First Acquisition”). In consideration for the First Acquisition, Jiade Zhigao agreed to pay RMB9,000,000 (approximately $1,234,000) to Meirusi, subject to the satisfaction by Meirusi and Kunyuan of their obligations under the Kunyuan Agreement. The Kunyuan Agreement contains customary covenants, closing conditions, and other obligations and rights of the parties.

On December 24, 2024, Jiade Zhigao also entered into an equity transfer agreement (the “Jiazhi Agreement”) with Meirusi, the sole shareholder of Sichuan Jiazhi Taizhang Safety Technology Co., Ltd. (“Jiazhi”). Pursuant to the Jiazhi Agreement, Jiade Zhigao agreed to acquire 100% of the equity interests in Jiazhi from Meirusi (the “Second Acquisition”). In consideration for the Second Acquisition, Jiade Zhigao agreed to pay RMB23,000,000 (approximately $3,153,000) to Meirusi, subject to the satisfaction by Meirusi and Jiazhi of their obligations under the Jiazhi Agreement. The Jiazhi Agreement contains customary covenants, closing conditions, and other obligations and rights of the parties.

The foregoing description of the Kunyuan Agreement and the Jiazhi Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Kunyuan Agreement and the Jiazhi Agreement, which are filed as Exhibit 10.1 and Exhibit 10.2 to this Form 6-K, respectively.

The Kunyuan and Jiazhi Agreements and the transactions contemplated thereby were approved and authorized by the board of directors of the Company on December 23, 2024.

EXHIBIT INDEX

Number	Description of Exhibit

10.1	Equity Transfer Agreement dated December 24, 2024, by and between Sichuan Jiade Zhigao Technology Co., Ltd. and Chengdu Meirusi Technology Co., Ltd., related to the acquisition of Sichuan Kunyuan Safety Technology Services Co., Ltd.
10.2	Equity Transfer Agreement dated December 24, 2024, by and between Sichuan Jiade Zhigao Technology Co., Ltd. and Chengdu Meirusi Technology Co., Ltd., related to the acquisition of Sichuan Jiazhi Taizhang Safety Technology Co., Ltd.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIADE LIMITED

Date: December 27, 2024	By:	/s/ Yuan Li
	Name:	Yuan Li
	Title:	Chief Executive Officer

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